SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

America Service Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02364L109

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02364L109	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS - I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) T.I.N. #11-2835793 Knott Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER: 316,000 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER: 316,000 8. SHARED DISPOSITIVE POWER: 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 316,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%

12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02364L109	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS - I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David M. Knott

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER: 333,600 6. SHARED VOTING POWER 163,700 7. SOLE DISPOSITIVE POWER: 333,600 8. SHARED DISPOSITIVE POWER: 173,800

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 507,400

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4%

12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02364L109	13G	Page 4 of 7 Pages

Item 1(a)	Name of Issuer: America Service Group Inc.

Item 1(b)	Address of Issuer’s Principal Executive offices: 105 Westpark Drive, Suite #200 Brentwood, Tennessee 37027

Item 2(a)	Name of Person Filing: 1. Knott Partners, L.P. 2. David M. Knott

Item 2(b)	Address of Principal Business Office or, if none, residence: 1. 485 Underhill Boulevard, Suite 205 Syosset, New York 11791 2. 485 Underhill Boulevard, Suite 205 Syosset, New York 11791

Item 2(c)	Citizenship: 1. New Jersey (Place of Organization) 2. United States of America

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 02364L109

CUSIP No. 02364L109	13G	Page 5 of 7 Pages

Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investmentcompany registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);

(g)	☐	A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is to filed pursuant Rule 13d-1(c), check this box ☒

Item 4		Ownership: 1. Knott Partners, L.P. See Rows 5 through 9 and 11 on page 2. 2. David M. Knott See Rows 5 through 9 and 11 on page 3.

Item 5		Ownership of Five Percent or Less of a Class N/A

CUSIP No. 02364L109	13G	Page 6 of 7 Pages

Item 6

Ownership of More than Five Percent on Behalf of Another Person

Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of 173,800 shares of the common stock of America Service Group Inc.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company N/A

Item 8	Identification and Classification of Members of the Group N/A

Item 9	Notice of Dissolution of Group N/A

CUSIP No. 02364L109	13G	Page 7 of 7 Pages

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KNOTT PARTNERS, L.P.

February 12, 2003
Date

/s/ DAVID M. KNOTT
Signature

David M. Knott/General Partner
Name/Title

February 12, 2003
Date

/s/ DAVID M. KNOTT
Signature

David M. Knott
Name